Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by an associate of a director of MiX Telematics:

Name of associate:	402 Capital LLC
Name of director and relationship to director:	Ian Jacobs, who is a managing member of 402 Capital LLC
Transaction date:	9 June 2017
Class of securities:	American Depositary Shares*
Number of securities:	203
Highest traded price per security:**	USD7.17
Weighted average price per security:	USD6.86517
Lowest traded price per security:**	USD6.85
Total value:	USD1 393.63
Nature of transaction:	On-market purchase through the NYSE
Nature and extent of director’s interest:	Indirect beneficial
Clearance to deal received:	Yes
* One American Depositary Share equals 25 ordinary shares.
**Highest and lowest traded prices per security on the market on the day.

15 June 2017

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